Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics”)

DEALINGS IN SECURITIES BY DIRECTORS OF MIX TELEMATICS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS: SHARE APPRECIATION RIGHTS

Shareholders are advised of the following information relating to the award and off-market acceptance of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”), the vesting of which will occur on an annual basis in four equal tranches commencing on August 5, 2021 and will be subject to the performance condition of the achievement of 10% compounded annual growth in the MiX Telematics share price. The total value of each award will be determined, for the number of SARs exercised, by calculating the difference between the award price per SAR and the closing share price on the day before the exercise date.

Name of director:	John Granara
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 2 500 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Stefan Joselowitz
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 000 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 1 000 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 200 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 750 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 750 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Paul Dell
Name of subsidiary companies:	MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Acceptance date:	August 8, 2019
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 500 000 ordinary shares
Award price per SAR:	R8.35
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

August 12, 2019

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